EXHIBIT 11

AMERICAN GAMING & ENTERTAINMENT, LTD.
COMPUTATION OF EARNINGS (LOSS) PER SHARE
PRIMARY AND FULLY-DILUTED


                                Three Months Ended
                                    March 31,

                               1997                    1996
                               ____                    ____

Weighted average number
of shares for computation     12,532,102              12,532,102
                            ============             ===========

Net loss                    $ (1,975,000)              $(289,000)

Dividends and accretion
on preferred stock               467,000                 408,000
                            ____________
____________

Net loss for common
stockholders                $ (2,442,000)              $(697,000)
                             ============              ==========

Net loss per common
share                             $(0.19)                 $(0.06)

                                  =======                 =======